Enron Corp. for FirstWorld Communications




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         FirstWorld Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Series B Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   337625 20 6
                                 (CUSIP Number)

                           Enron North America Corp.
                               1400 Smith Street
                              Houston, Texas 77002
                            Attn: Julia Murray, Esq.
                           General Counsel - Finance
                                 (713) 853-6161

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 31, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------
CUSIP NO.          337625 20 6
-------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Enron Corp.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]

                                                                        (b)  [x]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                                [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Oregon
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    -0-
           OWNED BY             ------------------------------------------------
             EACH               8        SHARED VOTING POWER
           REPORTING
            PERSON                       16,472,166**
             WITH               ------------------------------------------------
                                9        SOLE DISPOSITIVE POWER

                                         -0-
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         16,472,166**
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,472,166**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

         N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          44.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

** Includes 3,236,083 shares of Series B Common Stock, 5,000,000 shares of Series A Common Stock convertible into Series B Common Stock on a share for share basis and presently exercisable warrants to purchase an aggregate of 8,236,083 shares of Series B Common Stock.

-------------------------------
CUSIP NO.          337625 20 6
-------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Enron North America Corp.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    [ ]

                                                                      (b)    [x]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    -0-
           OWNED BY             ------------------------------------------------
             EACH               8        SHARED VOTING POWER
           REPORTING
            PERSON                       16,472,166**
             WITH               ------------------------------------------------
                                9        SOLE DISPOSITIVE POWER

                                         -0-
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         16,472,166**
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,472,166**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

         N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          44.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

** Includes 3,236,083 shares of Series B Common Stock, 5,000,000 shares of Series A Common Stock convertible into Series B Common Stock on a share for share basis and presently exercisable warrants to purchase an aggregate of 8,236,083 shares of Series B Common Stock.

-------------------------------
CUSIP NO.          337625 20 6
-------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Nina I, L.L.C.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      [ ]

                                                                    (b)      [x]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                    -0-
           OWNED BY             ------------------------------------------------
             EACH               8        SHARED VOTING POWER
           REPORTING
            PERSON                       15,819,527**
             WITH               ------------------------------------------------
                                9        SOLE DISPOSITIVE POWER

                                         -0-
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         15,819,527**
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,819,527**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

         N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          42.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

** Includes 3,236,083 shares of Series B Common Stock, 4,347,361 shares of Series A Common Stock convertible into Series B Common Stock on a share for share basis and presently exercisable warrants to purchase an aggregate of 8,236,083 shares of Series B Common Stock.

                           STATEMENT ON SCHEDULE 13D


           NOTE: This Statement on Schedule 13D is being filed by (i) Enron Corp. ("Enron"), (ii) Enron North America Corp. ("ENA") and (iii) Nina I, L.L.C. ("Nina"), which are collectively referred to as the "Reporting Entities." All information with respect to FirstWorld Communications, Inc., a Delaware corporation (the "Issuer"), is presented to the best knowledge and belief of the Reporting Entities.

ITEM 1. SECURITY AND ISSUER

           This Statement on Schedule 13D relates to shares of Series B Common Stock, $0.0001 par value, of the Issuer (the "Series B Common Stock"). This Statement is being filed by the Reporting Entities to report the holdings of shares of Common Stock of the Issuer as a result of which the Reporting Entities may be deemed to be the beneficial owners of more than 5% of the outstanding shares of the Series B Common Stock. The address of the principal executive offices of the Issuer is 8390 E. Crescent Parkway, Suite 300, Greenwood Village, Colorado 80111.


ITEM 2. IDENTITY AND BACKGROUND

           The name, citizenship (or place of organization, as applicable), business address, present occupation or employment of each of the executive officers, directors and persons who may be deemed in control of each of the Reporting Entities are set forth on Appendix A and B hereto and incorporated herein by reference.

     a.    Enron

           Enron is a corporation formed under the laws of the State of Oregon. The principal business offices of Enron are located at 1400 Smith Street, Houston, Texas 77002.

     b.    ENA

           ENA is a corporation formed under the laws of the State of Delaware. The principal business offices of ENA are located at 1400 Smith Street, Houston, Texas 77002. ENA is a wholly-owned subsidiary of Enron.

     c.    Nina

           Nina is a limited liability company formed under the laws of the State of Delaware. The principal business offices of Nina are located at 1400 Smith Street, Houston, Texas 77002. ENA is the managing member of Nina.

           Pursuant to the regulations promulgated under Section 13(d) of the Act, Enron, ENA and Nina each may be deemed a beneficial owner of those shares of Common Stock identified for each respective Reporting Person on pages 2-5 hereof.

           The Schedules to this statement report current information regarding the officers and directors of Enron, ENA, and Nina. None of the Reporting Entities, nor to their knowledge any persons listed on the Schedules hereto, has been during the past five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION;
ITEM 4. PURPOSE OF TRANSACTION;
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

           Enron Corp had previously filed a statement on Schedule 13G on February 11, 1999 regarding its beneficial ownership, through Sundance Assets L.P. ("Sundance"), of 3,333,333 shares of Series B Common Stock, 5,000,000 shares of Series A Common Stock of the Issuer, convertible into Series B Common Stock on a one for one basis ("Series A Common Stock"), and currently exercisable warrants to purchase 8,333,333 shares of Series B Common Stock. Sundance subsequently transferred in October 1999, 97,250 shares of Series B Common Stock and warrants to purchase 97,250 shares of Series B Common Stock to a non-affiliated third party.

           Sundance transferred to ENA 5,000,000 shares of Series A Common Stock, 3,236,083 shares of Series B Common Stock and warrants to purchase 8,236,083 shares of Series B Common Stock of the Issuer on December 31, 1999. On December 31, 1999 ENA transferred (i) 652,639 shares of Series A Common Stock to ECT Merchant Investments Corp. ("ECT") and (ii) 4,347,361 shares of Series A Common Stock, 3,236,083 shares of Series B Common Stock and warrants to purchase 8,236,083 shares of Series B Common Stock to Nina. The securities reported by Nina were acquired as a contribution to capital by ENA upon the formation of Nina.

           If Nina converted or exercised all instruments and securities held by it into Series B Common Stock, the 15,819,527 shares would represent 42.7% of the Issuer's outstanding Series B Common Stock. If ECT converted the Series A Common Stock held by it, the 652,639 shares would represent 1.8% of the Issuer's outstanding Series B Common Stock.

           Enron and ENA may be deemed to beneficially own the shares of common stock and the warrants beneficially owned by Nina and ECT. Further, Enron and ENA, the managing member of Nina, may be deemed to share voting and dispositive power over the common stock and warrants beneficially owned by Nina and ECT. Enron and ENA each hereby disclaims beneficial ownership of all common stock and warrants held by Nina and ECT, and the filing of this statement on Schedule 13D shall not be construed as an admission that Nina, ECT, ENA, Enron or any person listed on Appendix A or B hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement. All percentage ownership calculations utilized herein are calculated in accordance with Rule 13d-3 (d) (1) (i) and assume that 36,604,813 shares of Series B Common Stock are actually outstanding on the date of this statement. None of the Reporting Entities have acquired any shares of Series A Common Stock or Series B Common Stock of the Issuer in the past sixty days except as otherwise reported herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

           In connection with the above described transactions, Nina has the right under certain circumstances to put the Issuer's securities held by Nina to Enron.

           There are no contracts with third parties or among the Reporting Entities regarding the transfer, voting, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profit or losses, or the giving or withholding of proxies which would result in the power to dispose of or control the voting of any of the securities of the Issuer described herein to any non-Reporting Entity.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

           Not Applicable.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 11, 2000

                                 ENRON CORP.


                                   By:     /s/ ANGUS H. DAVIS
                                      ----------------------------
                                      Name:  Angus H. Davis
                                      Title: Vice President and Deputy Corporate
                                               Secretary for Enron Corp.

                                 ENRON NORTH AMERICA CORP.


                                   By:   /s/ STEPHEN R. HORN
                                      ----------------------------
                                      Name:  Stephen R. Horn
                                      Title: Vice President


                                 NINA I, L.L.C.

                                   By:  ENRON NORTH AMERICA CORP.,
                                         its managing member


                                   By:   /s/ STEPHEN R. HORN
                                      ----------------------------
                                      Name:  Stephen R. Horn
                                      Title: Vice President

                                   APPENDIX A



         Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of Enron Corp.


-----------------------------------------------------------------------------------------------------------------------
     Name and Business Address                     Citizenship               Position and Occupation
-----------------------------------------------------------------------------------------------------------------------
Robert A. Belfer                                      U.S.A.             Director; Chairman, President and
Belco Oil & Gas Corp.                                                    Chief Executive Officer, Belco Oil
767 Fifth Avenue, 46th Fl.                                               & Gas Corp.
New York, NY 10153

-----------------------------------------------------------------------------------------------------------------------
Norman P. Blake, Jr.                                  U.S.A.             Director; Chairman, President &
Promus Hotel Corp.                                                       CEO of Promus Hotel Corporation
705 Crossover Lane
Memphis, TN 38117-4900

-----------------------------------------------------------------------------------------------------------------------
Ronnie C. Chan                                        U.S.A.             Director; Chairman of Hang Lung
Hang Lung Development Company                                            Development Group
Limited
28/F, Standard Chartered Bank Building
4 Des Vouex Road Central
Hong Kong

-----------------------------------------------------------------------------------------------------------------------
John H. Duncan                                        U.S.A.             Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057

-----------------------------------------------------------------------------------------------------------------------
Paulo V. Ferraz Pereira                               Brazil             Director; President and Chief
Meridional Financial Group                                               Executive Officer of Meridional
Av. Rio Branco, 138-15th andar                                           Financial Group
20057-900 Rio de Janerio - RJ
Brazil

-----------------------------------------------------------------------------------------------------------------------
Joe H. Foy                                            U.S.A.             Director; Retired Senior Partner,
Bracewell & Patterson, L.L.P.                                            Bracewell & Patterson, L.L.P.
2900 South Tower Pennzoil Place
711 Louisiana
Houston, TX 77002

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Wendy L. Gramm                                        U.S.A.             Director; Former Chairman, U.S.
P. O. Box 39134                                                          Commodity Futures Trading
Washington, D.C. 20016                                                   Commission

-----------------------------------------------------------------------------------------------------------------------
Ken L. Harrison                                       U.S.A.             Director; Chairman and Chief
121 S. W. Salmon Street                                                  Executive Officer, Portland General
Portland, OR 97204                                                       Electric Company

-----------------------------------------------------------------------------------------------------------------------
Robert K. Jaedicke                                    U.S.A.             Director; Professor (Emeritus),
Graduate School of Business                                              Graduate School of Business,
Stanford University                                                      Stanford University
Stanford, CA 94305

-----------------------------------------------------------------------------------------------------------------------
Charles A. LeMaistre                                  U.S.A.             Director; President (Emeritus),
P.O. Box 15247                                                           University of Texas M.D. Anderson
San Antonio, TX 78212                                                    Cancer Center

-----------------------------------------------------------------------------------------------------------------------
John Mendelsohn                                       U.S.A.             Director; President, University of
University of Texas                                                      Texas M.D. Anderson Cancer
M.D. Anderson Cancer Center                                              Center
1515 Holcombe
Houston, TX 77030

-----------------------------------------------------------------------------------------------------------------------
Jerome J. Meyer                                       U.S.A.             Director; Chairman and Chief
26600 S.W. Parkway                                                       Executive Officer, Tektronix, Inc.
Building 63
P. O. Box 1000
Wilsonville, OR 97070-1000

-----------------------------------------------------------------------------------------------------------------------
Frank Savage                                          U.S.A              Director; Chairman, Alliance
1345 Avenue of the Americas                                              Capital Management International
39th Floor
New York, New York 10105

-----------------------------------------------------------------------------------------------------------------------
John A. Urquhart                                      U.S.A.             Director; Senior Advisor to the
John A. Urquhart Assoc.                                                  Chairman of Enron Corp.;
111 Beach Road                                                           President, John A. Urquhart
Fairfield, CT 06430                                                      Associates

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
John Wakeham                                          U.K.               Director; Former U.K. Secretary of
1 Salisbury Square                                                       State for Energy and Leader of the
London EC4Y 8JB                                                          Houses of Commons and Lords
United Kingdom

-----------------------------------------------------------------------------------------------------------------------
Herbert S. Winokur, Jr.                               U.S.A.             Director; President, Winokur &
Capricorn Management, G.P.                                               Associates, Inc.
30 East Elm Ct.
Greenwich, CT 06830

-----------------------------------------------------------------------------------------------------------------------
Kenneth L. Lay                                        U.S.A.             Director; Chairman and Chief
1400 Smith Street                                                        Executive Officer
Houston, TX 77002

-----------------------------------------------------------------------------------------------------------------------
J. Clifford Baxter                                    U.S.A.             Chairman of the Board, Chief
1400 Smith Street                                                        Executive Officer and Managing
Houston, TX 77002                                                        Director, Enron North America
                                                                         Corp.

-----------------------------------------------------------------------------------------------------------------------
Richard B. Buy                                        U.S.A.             Executive Vice President and Chief
1400 Smith Street                                                        Risk Officer
Houston, TX 77002

-----------------------------------------------------------------------------------------------------------------------
Richard A. Causey                                     U.S.A.             Executive Vice President and Chief
1400 Smith Street                                                        Accounting Officer
Houston, TX 77002

-----------------------------------------------------------------------------------------------------------------------
Mark E. Koenig                                        U.S.A.             Executive Vice President, Investor
1400 Smith Street                                                        Relations
Houston, TX 77002

-----------------------------------------------------------------------------------------------------------------------
James V. Derrick, Jr.                                 U.S.A.             Executive Vice President and
1400 Smith Street                                                        General Counsel
Houston, TX 77002

-----------------------------------------------------------------------------------------------------------------------
Steven J. Kean                                        U.S.A.             Executive Vice President and
1400 Smith Street                                                        Chief of Staff
Houston, TX 77002

-----------------------------------------------------------------------------------------------------------------------
Andrew S. Fastow                                      U.S.A.             Executive Vice President and Chief
1400 Smith Street                                                        Financial Officer
Houston, TX 77002

-----------------------------------------------------------------------------------------------------------------------
Mark A. Frevert                                       U.S.A.             President and Chief Executive
1400 Smith Street                                                        Officer, Enron Europe, Ltd.
Houston, TX 77002

-----------------------------------------------------------------------------------------------------------------------
Stanley C. Horton                                     U.S.A.             Chairman and Chief Executive
1400 Smith Street                                                        Officer, Enron Gas Pipeline Group
Houston, TX 77002

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Rebecca P. Mark                                       U.S.A.             Director; Chairman, and Chief
1400 Smith Street                                                        Executive Officer, Azurix Corp.
Houston, TX 77002

-----------------------------------------------------------------------------------------------------------------------
J. Mark Metts                                         U.S.A.             Executive Vice President,
1400 Smith Street                                                        Corporate Development
Houston, TX 77002

-----------------------------------------------------------------------------------------------------------------------
Cindy K. Olson                                        U.S.A.             Executive Vice President,
1400 Smith Street                                                        Human Resources and
Houston, TX 77002                                                        Community Relations

-----------------------------------------------------------------------------------------------------------------------
Jeffrey McMahon                                       U.S.A.             Executive Vice President,
1400 Smith Street                                                        Finance and Treasurer
Houston, TX 77002

-----------------------------------------------------------------------------------------------------------------------
Michael S. McConnell                                  U.S.A.             Executive Vice President,
1400 Smith Street                                                        Technology
Houston, TX 77002

-----------------------------------------------------------------------------------------------------------------------
Lou L. Pai                                            U.S.A.             Chairman, President and Chief
1400 Smith Street                                                        Executive Officer, Enron Energy
Houston, TX 77002                                                        Services, Inc.

-----------------------------------------------------------------------------------------------------------------------
Kenneth D. Rice                                       U.S.A.             Co-Chairman and Co-Chief
1400 Smith Street                                                        Executive Officer and President,
Houston, TX 77002                                                        Enron Communications Inc.

-----------------------------------------------------------------------------------------------------------------------
Jeffrey K. Skilling                                   U.S.A.             Director; President and Chief
1400 Smith Street                                                        Operating Officer, Enron Corp.
Houston, TX 77002

-----------------------------------------------------------------------------------------------------------------------
Joseph W. Sutton                                      U.S.A.             Vice Chairman, Enron Corp.
1400 Smith Street
Houston, TX 77002

-----------------------------------------------------------------------------------------------------------------------
Joseph M. Hirko                                       U.S.A.             Co-Chairman and
1400 Smith Street                                                        Co-Chief Executive Officer,
Houston, TX 77002                                                        Enron Communications, Inc.

-----------------------------------------------------------------------------------------------------------------------

         Enron Corp. advises that no persons and/or organizations control Enron Corp. (either individually or as a group), as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.

                                   SCHEDULE B

           Set forth below is (i) the name and citizenship (or place of organization, as applicable), (ii) business address, (iii) present principal occupation or employment and (iv) title of each director and executive officer of Enron North America Corp.

     Name and Business Address                       Citizenship     Position and Occupation
     -------------------------                       -----------     -----------------------
Each of the following person's business address is
1400 Smith Street, Houston, TX  77002
J. Clifford Baxter                                      U.S.A.         Chairman of the Board,
                                                                       Chief Executive Officer and
                                                                       Managing Director, Enron
                                                                       North America Corp.
Mark E. Haedicke                                        U.S.A.         Director; Managing
                                                                       Director and General
                                                                       Counsel
Lawrence G. Whalley                                     U.S.A.         Director; President and
                                                                       Chief Operating Officer
Kevin P. Hannon                                         U.S.A.         Managing Director
Philippe A. Bibi                                        U.S.A.         Managing Director
W. Craig Childers                                       U.S.A.         Managing Director
David W. Delainey                                       U.S.A.         Managing Director
Richard G. DiMichele                                    U.S.A.         Managing Director
Jay L. Fitzgerald                                       U.S.A.         Managing Director
Michael J. Kopper                                       U.S.A.         Managing Director
John J. Lavorato                                        U.S.A.         Managing Director
Danny J. McCarty                                        U.S.A.         Managing Director
Michael McConnell                                       U.S.A.         Managing Director
J. Kevin McConville                                     U.S.A.         Managing Director
Jere C. Overdyke, Jr.                                   U.S.A.         Managing Director
Gregory F. Piper                                        U.S.A.         Managing Director
Brian L. Redmond                                        U.S.A.         Managing Director
Jeffrey A. Shankman                                     U.S.A.         Managing Director
John R. Sherriff                                        U.S.A.         Managing Director
Colleen Sullivan-Shaklovitz                             U.S.A.         Managing Director

           Enron North America Corp. advises that no persons and/or organizations other than Enron Corp., which owns 100% of the capital Stock of Enron North America Corp., control Enron North America Corp. (either individually or as a group), as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.

           Enron North America Corp. advises that no persons and/or organizations other than Enron North America Corp., which is the managing member of Nina I, L.L.C., control Nina (either individually or as a group), as the term "control" is used in Instruction C to Rule 13d-101 promulgated under the Act.